Myra P. Mahoney, P.A.

3101 N. Federal Highway, Suite 401

Fort Lauderdale, Florida 33306

(954) 563-1050

Fax (954) 563-1095

mmahoney@mymalaw.com

April 20, 2009

VIA FACSIMILE

AND EDGAR

Mr. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dynamic Response Group, Inc.
Amendment No. 2 to Schedule 14C
Filed March 12, 2009
Amendment No. 1 to Form 10-K for the Year Ended December 31, 2007
Filed March 11, 2009
File No. 000-28201

Dear Mr. Owings:

Please be advised that the undersigned has been retained by Dynamic Response Group, Inc. (the “Company”) in connection with the Company’s Schedule 14C Information Statement and ongoing periodic filings of the Company. On behalf of the Company, I hereby submit responses to the staff’s Comment Letter dated March 24, 2009 with all references to revisions found in the marked Amendment No. 3 to the 14C and Amendment No. 2 to the 10-K submitted for filing this April 20, 2009.

Preliminary Information Statement on Schedule 14C

General

1.	We note your response to comment four in our letter dated February 12, 009. Please advise us why this transaction will not be subject to Rule 13e-3 under the Securities Exchange Act of 1934 and will not have any of the effects set forth in Rule 13e-3(a)(3)(ii)(A). In this regard, we note that shareholders who no longer hold a minimum number of shares following the reverse split will cease to be shareholders. Please advise us the number of record holders following the reverse split.

RESPONSE:	We are filing Amendment No. 3 to our Preliminary Information Statement to clarify that the number of shareholders will not change as a result of the reverse split because all shareholdings will be rounded up and that the transaction will not be subject to Rule 13e-3(a)(3)(ii)(A), namely that the transaction will not cause any class of equity securities to become eligible for termination of registration.

Mr. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

April 20, 2009

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2007

General

2.	We note your response to comment 20 in our letter dated February 12, 2009. You state that “a very limited amount” of your products is marketed by independent distributors in Middle Eastern countries. Please tell us whether your products are marketed, sold, or resold in Iran, Sudan, or Syria, the nature of those products, and whether you derive any revenues from such marketing, sales, or resales. In addition, please tell us whether your agreements or arrangements with your licensed distributors specifically address the marketing, sale, or resale of your products, directly or indirectly, into the referenced countries.

RESPONSE:	The Company’s products are not marketed, sold or resold in Iran, Sudan or Syria. The Company’s distributors are not permitted to sell to the restricted countries. We are filing Amendment No. 2 to our Form 10-K to revise our disclosures and specify the Middle Eastern countries into which a limited number our products were distributed in 2007.

3.	We note your response to comment 21 in our letter dated February 12, 2009. Please advise us when you expect to finish redesigning your website. Please confirm that you will not include similar statements on the redesigned website or provide support for the statements you have provided.

RESPONSE:	The Company anticipates that its redesign will not be completed for at least four months. No similar statements will be included without proper support.

Item 1. Business, page 3

4.	We note your response to comment 23 in our letter dated February 12, 2009. Please include disclosure regarding the reasons for the high return rates or ProCede, Legends of Soul and merchandise sold through the Official NASCAR Members Club.

RESPONSE:	Disclosure concerning the return rates has been made.

5.	We note your response to comment 24 in our letter dated February 12, 2009. Please file as exhibits your joint venture agreement with NASCAR and, to the extent set forth in a separate agreement, the document governing your payment of royalties to NASCAR or tell us why it is not appropriate to do so.

RESPONSE:	The Marketing Services Agreement, as assigned to the Company is attached as Exhibit 10.6.

Mr. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

April 20, 2009

Item 5. Market for registrant’s common equity, related stockholder matters …,page 13

Sales of Unregistered Securities, page 13

6.	We reviewed your response to comment 30 in our letter dated February 12, 2009. Please state briefly the facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

RESPONSE:	We have revised our disclosure in response to your comment.

Item 9A. Controls and Procedures, page 18

Evaluation of Disclosure Controls and Procedures, page 18

7.	We reviewed your response to comment 40 in our letter dated February 12, 009. We note your statement that Ms. Rice concluded that your disclosure controls and procedures are “generally effective for gathering, analyzing and disclosing information needed to satisfy [your] disclosure obligations under the Exchange Act.” It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, the language that is currently included after the world “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. Please remove the language or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

RESPONSE:	The text has been revised. Future quarterly reports will use the definition set forth in 13a-15(e).

Changes in Internal Control over Financial Report, page 19

8.	Please disclose whether there have been any changes in your internal control over financial reporting during the last fiscal quarter in the case your 10-K as opposed to the period covered by the report.

RESPONSE:	We have revised accordingly.

Mr. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

April 20, 2009

I believe that this response addresses your comments; however, if you require further clarification or if you have questions, please contact the undersigned at (954) 563-1050.

Respectfully yours,

/s/ Myra P. Mahoney

cc:	Ms. Melissa K. Rice, Dynamic Response Group, Inc.